Form 10-K, Exhibit 13
period 1996-12-31
SPINE TECH INC
filed 1997-03-31
CIK 889842

                                ABOUT THE COMPANY


     Spine-Tech, Inc. designs, manufactures and markets an innovative series of spinal implants, instruments and procedures based on the company's BAK-TM-technology for the treatment of degenerative conditions of the human spine. The company's BAK systems are designed for the lumbar (BAK) and cervical (BAK/C-Registered Trademark-) regions of the spine.

     Spine-Tech intends to become an internationally recognized leader in this market by:

     -    Expanding technological leadership;

     - Enhancing minimally invasive surgical treatments for degenerative spinal conditions;

     - Establishing the clinical utility and cost-effectiveness of its products;

     - Providing superior clinical, engineering and educational support to patients and customers; and

     -    Developing focused worldwide marketing and sales capabilities.






1996 MILESTONES
      |
      |
      |     U.S. PATENT OFFICE ISSUES TWO
      |     PATENTS FOR BAK IMPLANTS, SURGICAL          SURGICAL TRAINING CENTER
      |     PROCEDURES AND INSTRUMENTS.                 OPENS AT HEADQUARTERS.
      |           |                                            |
      --------FEBRUARY-------------MAY----------------------AUGUST--------------
                                    |
                          U.S. FDA ORTHOPAEDIC AND
                   REHABILITATION DEVICES PANEL RECOMMENDS
                   APPROVAL OF SPINE-TECH'S BAK TECHNOLOGY.

                         ISO 9001 QUALITY SYSTEMS AND
                       CE MARK CERTIFICATIONS RECEIVED.

                             LETTER TO SHAREHOLDERS


ON SEPTEMBER 23, 1996, the U.S. Food and Drug Administration (FDA) approved the
     Spine-Tech BAK-TM- system, designed to treat chronic low back pain caused by degenerative disc disease in the lumbar spine, for marketing in the United States. This first FDA approval of a Spine-Tech product is a pivotal event for our company - establishing the opportunity to launch the BAK system in the United States and laying the foundation for future approvals of other BAK-based products. Now, we are transforming Spine-Tech from a development-stage entity to a company with full-fledged marketing and manufacturing operations.
          Our innovative series of proprietary implantable devices, instruments and surgical methods has been evaluated in clinical trials at more than 20 medical centers over five years. More than 1,900 patients have received BAK implants in clinical trials; an additional 900 patients have received BAK implants since commercial launch. The BAK system has produced outstanding results in comparison to traditional fusion techniques, and patient outcomes after commercial introduction have been consistent with data collected in clinical trials. The surgical procedure is less traumatic, operating times are short, pain relief is fast and patients recover quickly, reducing lost worker productivity.

FINANCIAL RESULTS Revenues for the year ended December 31, 1996, reached $10.2 million, a 36 percent increase over revenues of $7.5 million in 1995. For the year ended December 31, 1996, we reported a loss of $247,000, or $.02 per share, compared to earnings of $268,000, or $.03 per share, in 1995.
          In the 1996 fourth quarter, which includes our first commercial sales of the BAK system in the United States, we recorded revenues of $5.7 million, a 159 percent increase over fourth quarter 1995 revenues, and earned $2.1 million, or $.19 per share. We believe this quarter begins to reflect Spine-Tech's potential. The commercial launch of the BAK system is well under way. We also continue to generate revenues from the sale of other BAK products in clinical trials, including trials using laparoscopic surgical procedures.

                       SURGICAL TRAINING SEMINARS HELD AT
                      NORTH AMERICAN SPINE SOCIETY MEETING.
                                      |
                                      |
-SEPTEMBER ------------------------ OCTOBER ---------------- DECEMBER
   |                                                           |
FDA APPROVAL RECEIVED FOR THE BAK                              |
SYSTEM FOR USE IN THE LUMBAR SPINE.                            |
                                                               |
                                       AGREEMENT SIGNED WITH ORQUEST CORPORATION
                                       TO EVALUATE AND COMMERCIALIZE SYNTHETIC
                                               BONE GRAFT WITH BAK IMPLANTS.
                                                               |
                                                               |
                                          SUPPLEMENTAL PRE-MARKET APPROVAL (PMA)
                                 APPLICATION SUBMITTED TO FDA FOR A LAPAROSCOPIC
                                                PROCEDURE FOR THE BAK SYSTEM.

                          LETTER TO SHAREHOLDERS CONT'D

          Three significant factors affected 1996 results. First, we received FDA approval for the commercial launch of our principal product, which positively affected our revenue growth and established a foundation for future revenue growth in our major market. Second, we ended our distribution agreement outside the United States with Smith & Nephew, an orthopaedic products company based in the United Kingdom, and started to develop our own independent distributor network. This had a negative short-term effect on revenue. We believe that the overseas market offers strong potential and that we will be better served by developing our own network of independent distributors. Third, we decided to build a direct sales force in the United States to assure consistency in how the innovative BAK system is presented. Consequently, sales and marketing expenses were higher than originally projected.

EXECUTING OUR PLAN In 1996, we established our surgeon education program and developed our marketing and sales organization - both essential to our commercial launch. As 1997 unfolds, we are focused on executing our plan for the commercial launch of the BAK system while continuing clinical trials for other BAK systems and conducting research and development to refine and develop complementary products.
          We have confidence in the design of the BAK system and recognize that surgeon training is critical to consistent, strong patient outcomes. In August, we opened our surgeon education center at our headquarters. By the end of 1996, more than 600 surgeons had attended our BAK surgical seminars. We plan to train more than 100 surgeons monthly during 1997 and expect to have trained most of the 1,800 spine surgeons who regularly perform lumbar fusion surgery in the United States by the end of 1997. Our seminar faculty includes 30 surgeons involved in our clinical trials, most of whom have three to five years of experience with the BAK system. In addition, we have developed a network of more than 100 sales and support specialists who are available to assist BAK-trained surgeons in operating rooms across the United States.
          Spine-Tech has become a familiar and exciting participant in major medical conferences. In 1996, we exhibited at the annual meetings of the North American Spine Society, American Association of Neurological Surgeons, Congress of Neurological Surgeons, American Academy of Orthopaedic Surgeons and the European Spine Society. At each of these meetings, several papers on the BAK system were presented, which consistently showed strong findings.
          To date, the feedback about the BAK system from surgeons, patients and payors has been consistently positive. Physicians appreciate the thoroughness of our clinical research, quality of our training and continuing technical support. Patients have been pleased with surgical outcomes. And payors note the low cost of the procedure itself and patients' faster return to work.

1996 REVENUES
(IN MILLIONS)
Q1    $1.4
Q2    $1.5
Q3    $1.5
Q4    $5.7


1996 NET INCOME
   (LOSS)
Q1       $(355)
Q2       $(585)
Q3     $(1,449)
Q4      $2,144

     [PHOTO]

                                   (LEFT TO RIGHT)
     STEPHEN D. KUSLICH, M.D., ORTHOPAEDIC SURGEON
     AND MEDICAL DIRECTOR; DAVID W. STASSEN, CHIEF
     EXECUTIVE OFFICER AND PRESIDENT; DOUGLAS W. KOHRS,
     VICE PRESIDENT OF RESEARCH AND PRODUCT DEVELOPMENT.

          As in the United States, patients and surgeons in other nations have been awaiting the results of clinical trials and FDA approval before adopting BAK technology. We believe that the strength of our clinical trial results and FDA approval in the United States will support increasing international acceptance of the BAK system.

BUILDING THE MOMENTUM The commercial launch of the BAK system will accelerate the growth of Spine-Tech's sales in 1997. Nearly half of our 96 employees are devoted to sales, education and clinical support. This reflects our commitment to the successful commercial launch of the BAK system. We now have 25 direct sales representatives, all with successful experience selling medical/surgical specialty devices, four regional sales managers and a network of seven agent groups.
          In December, we submitted a Pre-Market Approval (PMA) supplemental application to the FDA for a laparoscopic procedure to implant BAK devices. This is a less invasive procedure that significantly reduces surgical trauma and further shortens recovery times. We are optimistic that we will receive FDA clearance for this procedure during 1997.
          Clinical trials for the BAK/C-Registered Trademark- system, implants and procedures for the cervical spine (neck) are progressing. Patient enrollment continues in these clinical trials.
          Our commitment to research and development continues, with more than 17 percent of revenues devoted to this effort in 1996. Our focus is on refining our current implants, instruments and procedures, and developing new products related to treatment of spinal diseases. In December, we signed an agreement with Orquest Corporation, a medical manufacturer based in Mountain View, California, to evaluate and commercialize Healos-Registered Trademark-, a synthetic bone graft material. Healos has the potential to fill the BAK device and eliminate the need for a second surgery to harvest bone graft from the patient's hip.
          In closing, we are appreciative of our surgeon customers who have embraced the BAK technology and are adopting it in their practices. I am proud of the contributions of our employees. Through their hard work and commitment, we are moving forward with full-scale manufacturing and marketing of our BAK system.


          Sincerely,

                    /s/ David W. Stassen           DAVID W. STASSEN
                                                   CHIEF EXECUTIVE OFFICER
                                                   AND PRESIDENT


                                                                               3
                          SPINE-TECH 1996 ANNUAL REPORT

                              REVIEW OF OPERATIONS


BACK PAIN CAUSED BY DEGENERATIVE DISC DISEASE disables millions annually and absorbs a large portion of health care resources in the United States and around the world. In the United States alone, back pain leads to an estimated $25 billion annually in medical treatment costs and $60 billion in lost worker productivity.
          The treatment of last resort for many back pain patients is spinal fusion surgery, in which adjacent vertebrae are joined to stabilize the joint and reduce pressure on nerves. Each year, more than 200,000 spinal fusion surgical procedures are performed in the United States and 400,000 such procedures are performed worldwide.
          The BAK system of implants, surgical procedures and instruments offers physicians and their patients an innovative approach to spinal fusion in the lumbar area of the spine, offering less invasive surgery, lower treatment costs and superior patient outcomes.
          Between 1992 and 1996, 1,900 patients were enrolled in BAK clinical trials conducted by 42 surgeons at 23 medical centers. On September 23, 1996, Spine-Tech received FDA approval to begin marketing the BAK system for spinal fusion in the lumbar area, the most common region for degenerative disc disease. Since then, Spine-Tech's sales and marketing efforts have focused on the U.S. introduction of the BAK system. By year-end 1996, more than 2,800 patients had received BAK implants.
          The adoption of a new technology is a process of creating awareness, building credibility and gaining acceptance. We offer comprehensive training programs to assist surgeons in understanding BAK procedures and to ensure their appropriate use. To assure physicians and patients of the efficacy of the BAK technology, Spine-Tech conducted extensive FDA-approved clinical trials. We continue to follow up with patients and collect long-term outcomes data.

AVERAGE PATIENT PAIN SCORES
 AT FOLLOW-UP

[CHART]

[PHOTO]

DIRECTOR OF PROFESSIONAL EDUCTION,
DUANE LINENKUGEL, IN SPINE-TECH'S TRAINING LAB.

                          SPINE-TECH 1996 ANNUAL REPORT

TRAINING FOR SUCCESSFUL OUTCOMES Spine-Tech is committed to preparing surgeons to use the BAK system by providing a comprehensive training program and follow-up technical support. As soon as we received FDA approval for the BAK system in late September, we launched the first seminars at our headquarters training facility. By year-end 1996, we had trained more than 600 surgeons.
          Currently, we provide training programs for four groups:
          ORTHOPAEDIC OR NEUROLOGICAL SURGEONS, whose practices are dedicated to spinal surgery. Surgeons invited to attend training seminars have the appropriate patient volume, referral patterns, surgical judgment and experience. Our goal is to only have surgeons who have completed training use the BAK system.
          CLINICAL PROFESSIONALS, such as physician's assistants and surgical technicians, who assist with BAK procedures and patients.
          CLINICAL SUPPORT NURSES, who are available for support in the operating room during BAK surgery.
          SPINE-TECH DIRECT AND INDIRECT SALES REPRESENTATIVES, who are technically oriented and have previous experience with medical and surgical products.
          The training seminar encompasses lectures on the bioscience and design of the BAK implant, patient indications and evaluation for BAK surgery. A review of clinical results helps surgeons determine which patients will benefit the most from BAK implants.


TRAINING IS ESSENTIAL

"BAK implants are re-engineering the management of degenerative disc disease. At Spine-Tech, we believe education is essential to the adoption of new technology and to preserving our consistently outstanding clinical results. We invite appropriate surgeons to attend our training seminars and require that surgeons complete training before performing BAK procedures."

                         -    Duane Linenkugel
                              Director of
                              Professional Education

                           REVIEW OF OPERATIONS CONT'D

          Anterior (from the front) and posterior (from the back) surgical procedures are reviewed in detail, as well as unusual situations. The anterior approach is new to many surgeons, but gaining acceptance as they see reduced operating times and less patient discomfort with this procedure. The traditional posterior approach involves dissecting back muscles to expose the spine; this additional surgical trauma can lengthen patient recovery time compared to our anterior approach.
          Our 30 faculty members performed BAK procedures under our U.S. clinical trials. Each has an average of three years of experience with the BAK system. Surgeons attending our seminars appreciate the opportunity to learn from their peers.
          In 1997, our training program will continue its focus on introducing BAK technology to U.S. spinal surgeons. In addition, we anticipate offering training in laparoscopic procedures, pending FDA approval for this less invasive surgical technique. As the BAK system gains acceptance overseas, we expect to train more surgeons in other nations.

PREDICTABLE PATIENT OUTCOMES

          Traditional spinal fusion methods have met with mixed success, often leading to the need for second surgeries. In extensive clinical trials and early U.S. commercialization, the Spine-Tech BAK system has provided exceptional spinal stability and predictable patient outcomes. BAK instruments and procedures provide accuracy, precision and safety - for consistent results. BAK implants differ from previous spinal fusion devices by

                                    [GRAPHIC]
                                 A SUCCESS STORY

"In 1992, I was in constant pain and needed to get back to living. My doctor said I needed spinal fusion surgery and recommended a traditional technique. He also said it would be six to 12 months before I could work, and I would have life-long limitations. The BAK implants made more sense to me. I was discharged three days after BAK surgery and, in five weeks, returned to work full-time in my position as a disability manager. Less than six months later, I could garden, go grocery shopping and do everything I couldn't do before surgery."

                    -    Vicki Carlson
                         BAK patient

                          SPINE-TECH 1996 ANNUAL REPORT

[PHOTO]
VICKI CARLSON, BAK PATIENT, IS BACK TO ENJOYING THE THINGS
SHE COULDN'T DO BEFORE SURGERY.


     directly addressing the pain source - the instability in the vertebral joint caused by a degenerative disc. The traditional instrumented spinal fusion involves attaching a device to the side of the spine. The BAK implants - two titanium alloy cylinders - are inserted between the vertebrae. The ribbed structure of the BAK implants enables them to withstand the enormous loading forces of the spine. In testing, BAK implants tolerated forces many times greater than those experienced in the lumbar spine. Further, the large hole design encourages bone growth through the implant for long-term stability.
          The BAK system offers improvements beginning with the surgical procedure and extending through recovery. The BAK fusion procedure is a less invasive surgical technique, reducing operating times and blood loss. The anterior approach, discussed above, results in even less surgical trauma. The average hospital stay experienced during clinical trials has been 4.1 days, compared to 6-7 days for traditional instrumented spinal fusion surgery.
          In clinical trials, BAK patients consistently reported improvements in pain relief. After one year, 83.3 percent of patients reported less pain, and after three years, 90.3 percent of patients reported less pain. Moreover, major complications have been minimal.
          Fast recovery and rehabilitation lead to exceptional return-to-work times. Of the patients who were not working prior to surgery due to disability, 38 percent were working within one year of surgery and 90 percent were working three years later.

          As we enter 1997, Spine-Tech is committed to providing physicians and their patients with innovative, effective solutions to degenerative disc disease, supported by thorough research, an exceptional training program and continuing technical support.

  BAK FUSION RESULTS
  (% OF PATIENTS WITH
  SUCCESSFUL FUSION)
YEAR
1                86.2%
2                92.0%
3                98.3%

                        SPINAL FUSION AND THE BAK SYSTEM


IN THE UNITED STATE back pain is the leading cause of workers' compensation expense, the second leading reason for physician office visits and a leading reason for surgical procedures. A commonly performed surgical treatment for back pain is spinal fusion, in which the disc between two adjacent vertebrae is removed and the two vertebrae are fused together using bone graft. Worldwide, an estimated 400,000 spinal fusion surgical procedures are performed each year, with approximately half of these occurring in the United States.

[GRAPHIC]
          The Spine-Tech BAK system is a patented series of spinal implants, surgical instruments and procedures that aid the positioning of the implants between the vertebrae to stabilize the spine and facilitate the fusion of the vertebrae. The BAK implants are hollow, threaded titanium alloy cylinders that are implanted between two or more vertebrae. The implants are packed with bone graft and fusion is achieved when adjoining vertebrae grow together through the implant, resulting in stabilization and pain relief.
          In the United States, more than 2,800 patients have received BAK implants and have shown that the BAK system offers significant improvements over traditional fusion techniques, including:

[GRAPHIC]
          -    A high fusion success rate;
          - Quick functional recovery and rehabilitation, leading to exceptional return-to-work outcomes;
          - A low re-operation rate resulting from a predictable, definitive surgical procedure; and
          - Less invasive surgical techniques that can reduce operating times, hospitalization and blood loss, resulting in minimized patient stress and lower health care costs.

Spine-Tech-Registered Trademark-, BAK/C-Registered Trademark- and Cervi-Lok-Registered Trademark- are registered trademarks of Spine-Tech, Inc.
BAKTM  is a trademark of Spine-Tech, Inc.
Healos-Registered Trademark- is a registered trademark of Orquest Corporation.

             SPINE-TECH, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS


     The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and related notes included in this document and with the balance of the management's discussion and analysis.


STATEMENT OF OPERATIONS DATA


                                                                           YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)             1996           1995           1994           1993           1992
--------------------------------------------------------------------------------------------------------------------
Net sales                                       $10,153         $7,517         $4,398         $2,001       $    321
Cost of goods sold                                2,849          2,488          1,330            391             38
                                              ---------------------------------------------------------------------
    Gross profit                                  7,304          5,029          3,068          1,610            283
Operating expenses:
    Sales and marketing                           5,387          1,563            962             --             --
    General and administrative                    3,294          2,487          1,491          1,638            879
    Research and development                      1,777          1,597          1,202            675            807
                                              ----------------------------------------------------------------------
       Total operating expenses                  10,458          5,647          3,655          2,313          1,686
                                              ----------------------------------------------------------------------
Operating loss                                   (3,154)          (618)          (587)          (703)        (1,403)
Exclusive distribution agreement                                    --             40            677             --
Interest income                                   1,223            896            168             38             25
                                              ----------------------------------------------------------------------
Net pretax income (loss)                         (1,931)           278           (379)            12         (1,378)
Provision (benefit) for income taxes             (1,684)            10             --             --             --
Net income (loss)                                  (247)           268           (379)            12         (1,378)
Net income (loss) per weighted
    average common share                      $    (.02)      $    .03       $   (.06)      $     --      $    (.30)



BALANCE SHEET DATA

                                                                           DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)             1996           1995          1994           1993            1992
---------------------------------------------------------------------------------------------------------------------
Current assets                                  $24,053        $27,652        $ 4,337        $ 5,809        $ 1,345
Current liabilities                               1,412            862            566            665            111
                                              ----------------------------------------------------------------------
Working capital                                 $22,641        $26,790        $ 3,771        $ 5,144        $ 1,234
Total assets                                    $34,058        $32,667        $ 5,549        $ 5,955        $ 1,429
Accumulated deficit                            $ (2,562)      $ (2,315)       $(2,378)       $(1,999)       $(2,011)
Shareholders' equity                            $32,646        $31,805        $ 4,983        $ 5,290        $ 1,317


     All international sales are conducted in U.S. dollars. International revenues were $1.9 million, $5.2 million, $2.0 million and $607,000 for 1996, 1995, 1994 and 1993, respectively. No assets other than accounts receivable are specifically attributable to international sales. International accounts receivable at the end of the year were $800,000, $1.6 million, $467,000 and $173,000 for 1996, 1995, 1994 and 1993, respectively.

1996 COMPARED TO 1995
YEARS ENDED DECEMBER 31, 1996, AND
DECEMBER 31, 1995
     Net sales increased to $10.2 million for 1996 compared to $7.5 million for 1995 primarily as a result of increased sales of the BAK Interbody Fusion System in the United States. Domestic sales of the BAK Interbody Fusion System in the United States increased to $7.7 million for 1996 from $2.0 million for 1995. Sales of the BAK Interbody Fusion System to Smith & Nephew Richards, Inc. (Smith & Nephew) for international distribution decreased to $350,000 for 1996 compared to $4.7 million for 1995, decreasing to 3 percent of sales in 1996 from 61 percent for 1995. In February 1996, the Company ended its exclusive distribution agreement with Smith & Nephew and has been establishing a network of independent distributors for international

                          SPINE-TECH 1996 ANNUAL REPORT
8
markets. As a result, international sales of the BAK/C-Registered Trademark- and Cervi-Lok-Registered Trademark- products exceeded $800,000 for 1996, compared to approximately $500,000 for 1995. Domestically, BAK/C and Cervi-Lok sales increased to $500,000 for 1996 from approximately $300,000 for 1995.
     Gross profit increased to $7.3 million for 1996 from $5.0 million for 1995. This increase is directly related to the increase in sales in 1996 versus 1995. As a percentage of net sales, gross profit increased to 71.9 percent in 1996 as compared to 66.9 percent in 1995, due primarily to the stabilization in prices paid to outside vendors for the manufacture of implants and instruments and increased utilization of the Company's manufacturing operations.
     Total operating expenses increased to $10.5 million for 1996 compared to $5.6 million for 1995. Sales and marketing expenses increased to $5.4 million for 1996 from $1.6 million for 1995, increasing as a percentage of net sales to
53.1 percent in 1996 compared to 20.8 percent in 1995. This increase occurred as the result of the Company's expansion of its capabilities to support both international and domestic sales activity. In June 1996, the Company began establishing a network of direct sales persons to complement the seven independent agency groups which service customers in certain geographic areas in the United States. This decision to establish a direct sales force across most of the United States resulted in higher than anticipated sales and marketing expenses for the last half of 1996. General and administrative expenses increased to $3.3 million for 1996 from $2.5 million for 1995, but decreased as a percentage of net sales to 32.4 percent in 1996 from 33.1 percent in 1995. The increase in these expenses was primarily the result of increased corporate activities required to support the expanded sales and marketing activities. Research and development expenses increased to $1.8 million for 1996 compared to $1.6 million for 1995, but decreased as a percentage of net sales to 17.5 percent in 1996 from 21.2 percent in 1995. The increase in these expenses reflects the hiring of additional development engineers and payments to outside contractors for prototype development projects.
     The Company's operating loss increased to $3.2 million in 1996 from $600,000 in 1995. The pre-tax loss for 1996 was $1.9 million, which included an increase in interest income to $1.2 million, compared to pre-tax income of $278,000 for 1995, which included interest income of $896,000. In 1996, a one-time income tax benefit of $1.7 million was recognized. Until the fourth quarter of 1996, there was substantial doubt whether the Company would be able to realize the benefits of its loss carry-forward. In recognition of this doubt, the Company had provided a full valuation allowance for the net deferred tax assets. With the Company receiving approval from the FDA in September 1996 to market the BAK Interbody Fusion System in the United States, the Company determined that the realization of the net deferred tax assets would be more likely than not. As a result, in the fourth quarter of 1996 the Company reversed the valuation allowance and recognized an income tax benefit of $1.7 million, or $.17 per share. This one-time event resulted in the Company recording a net loss of $247,000 for 1996 compared to net income of $268,000 in 1995. The 1996 loss before recognition of the $1.7 million income tax benefit was $1.9 million.

1995 COMPARED TO 1994
YEARS ENDED DECEMBER 31, 1995, AND
DECEMBER 31, 1994
     Net sales increased to $7.5 million for 1995 compared to $4.4 million for 1994
                                                                               9

                   MANAGEMENT'S DISCUSSION AND ANALYSIS CONT'D

reflecting primarily increased sales of the BAK Interbody Fusion System to Smith & Nephew for international distribution and sales of the BAK/C and Cervi-Lok implants (which were introduced in 1995). Sales of BAK devices to Smith & Nephew accounted for 61 percent of the Company's net sales in 1995. Domestic sales of BAK implants remained relatively constant between 1994 and 1995, reflecting the continuation of clinical trials. International sales of the BAK/C and Cervi-Lok products were approximately $500,000 for 1995. Domestically, BAK/C and Cervi-Lok sales increased to approximately $300,000.
     Gross profit increased to $5.0 million for 1995 from $3.1 million in 1994. This increase is directly related to the increase in net sales in 1995 versus 1994. As a percentage of net sales, gross profit decreased to 66.9 percent in 1995 from 69.8 percent in 1994, due primarily to variations in prices paid by the Company to outside vendors for the manufacture of implants and instruments and because of the costs associated with the introduction of new products.
     Total operating expenses increased to $5.6 million for 1995 compared to $3.7 million for 1994. Sales and marketing expenses increased to $1.6 million for 1995 from $1.0 million for 1994, but decreased as a percentage of net sales to 20.8 percent in 1995 compared to 21.9 percent in 1995. Increased expenses related primarily to the addition of personnel to support increased domestic and international sales activities. General and administrative expenses increased to $2.5 million for 1995 from $1.5 million for 1994, but decreased as a percentage of net sales to 33.1 percent in 1995 from 33.9 percent in 1994. Increased expenses resulted primarily from the Company's preparation for FDA approval of the BAK and the addition of personnel to support the increased levels of sales and corporate activities. Research and development expenses increased to $1.6 million in 1995 from $1.2 million in 1994. Research and development expenses declined as a percentage of net sales to 21.2 percent in 1995 from 27.3 percent in 1994. The increase in the amount of these expenses reflects the hiring of additional development engineers and payment to outside contractors for prototype development projects and the increase in clinical study activity.
     The Company's operating loss remained relatively constant at $600,000; however, the Company had net income of $268,000 in 1995 compared to a loss of $379,000 in 1994, due primarily to an increase in interest income to $896,000 in 1995 from $168,000 in 1994, due to a higher level of cash available for short-term investments resulting from the Company's initial public offering which was completed in June 1995.

LIQUIDITY AND CAPITAL RESOURCES
     In June 1995, the Company successfully completed its initial public offering of 3,225,000 shares of newly issued Common Stock. After selling expenses, the Company received proceeds of just over $26 million from the offering. The Company expects to use these proceeds for working capital requirements, funding of clinical trials, expansion of research and development and sales and marketing activities, and other general corporate purposes. In November 1995, the Company used a portion of these proceeds to acquire and relocate to a new facility, and to renovate such new facility. During 1996, the Company used approximately $12.2 million for operating activities and for capital asset acquisitions. Of this amount, $5.2 million was used to increase inventory, $1.2 million was due to an increase in accounts receivable, and


                          SPINE-TECH 1996 ANNUAL REPORT
10

$4.7 million was used to renovate the new facility and purchase equipment. Also during 1996 approximately $600,000 was provided by proceeds from the exercise of stock options and the purchase of Common Stock pursuant to the Employee Stock Purchase Plan.
     Cash and cash equivalents are invested in U.S. government obligations and corporate debt securities. Securities totaling $9.6 million and $3.5 million will mature during 1997 and 1998, respectively. During the first half of 1997, the Company expects to continue to use cash and cash equivalents to fund working capital needs associated with continued building of inventory and financing of accounts receivable associated with product sales. The Company may also use a portion of its available capital resources to acquire or license technology, products or businesses related to the Company's current business, although no such acquisitions or licenses are currently being negotiated or planned. During the second half of 1997, the Company expects, based upon existing operations, to begin generating cash resources from operations. The Company believes that its currently available cash and cash equivalents, combined with additional cash flow from operations, will be adequate to finance ongoing operations for the foreseeable future.
     The Company's future liquidity and capital requirements will depend on numerous factors, including FDA regulatory actions and continued domestic and international sales of its entire product line.

FORWARD-LOOKING STATEMENTS
     Certain statements made above in Management's Discussion and Analysis and elsewhere in the Annual Report, which are summarized below, are forward-looking statements that inherently involve risks and uncertainties. Actual results may be materially different. Factors that could cause actual results to differ include the following:
     INCREASE IN REVENUES AND EARNINGS - General market conditions and competitive conditions within the market for the Company's products; acceptance by spine surgeons and other medical professionals; absence of adverse patient outcomes; continued intellectual property protection; development of direct internal sales force; development, acceptance and regulatory approval of the Company's new products and procedures; the entrance of additional competitors into the market.
     INCREASED TRAINING OF MEDICAL PROFESSIONALS - Continued acceptance of the BAK system by spine surgeons and other medical professionals; absence of adverse patient outcomes; continued acceptance by patients and payors; marketing efforts by competitors.
     INCREASED INTERNATIONAL SALES - Establishment of a network of independent distributors for the international market; obtaining necessary foreign regulatory approvals and acceptance by foreign spine surgeons and other medical professionals; absence of adverse patient outcomes; continued acceptance by patients and payors; continued intellectual property protection in foreign markets.
     FDA APPROVAL OF LAPAROSCOPIC PROCEDURES - Approval by the FDA of these procedures in line with the Company's projected timetable.
     ADEQUATE FUNDING - Unanticipated events or circumstances may alter the Company's capital requirements, including demand for the Company's products; general market and competitive conditions within the market for the Company's products; potential adverse patient outcomes; potential litigation relating to protection of the Company's intellectual property; development, acceptance and regulatory approval of the Company's new products and procedures.

                         SPINE-TECH, INC. BALANCE SHEETS

                                                                     DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                         1996            1995
------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                $  1,724           $  1,171
     Short-term investments                                      9,674             22,416
     Accounts receivable, less allowances
          of $187--1996; $158--1995                              3,151              1,957
     Inventories                                                 6,982              1,822
     Deferred tax asset                                          2,155                 --
     Interest receivable                                           221                228
     Prepaid expenses                                              146                 58
                                                             -----------------------------
          Total current assets                                  24,053             27,652

Property, plant and equipment:
     Land                                                          438                438
     Building, furniture and fixtures                            5,317              1,429
     Equipment                                                   1,087                388
                                                             -----------------------------
                                                                 6,842              2,255
     Accumulated depreciation                                     (373)              (196)
                                                             -----------------------------
                                                                 6,469              2,059
Investments                                                      3,536              2,956
                                                             -----------------------------
          Total assets                                         $34,058            $32,667
                                                             -----------------------------
                                                             -----------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                         $    567           $    233
     Accrued clinical payments                                      42                330
     Accrued royalties                                             365                199
     Accrued commissions                                           337                 16
     Other accrued expenses                                        101                 84
                                                             -----------------------------
          Total current liabilities                              1,412                862

Shareholders' equity:
     Preferred Stock, par value $.01 per share:
          Authorized shares--300,000
          Issued and outstanding shares:
             1996--none; 1995--none                                 --                 --
     Common Stock, par value $.01 per share:
          Authorized shares--15,000,000
          Issued and outstanding shares:
             1996--9,939,055; 1995--9,653,252                       99                 96
     Additional paid-in capital                                 35,109             34,024
     Accumulated deficit                                        (2,562)            (2,315)
                                                             -----------------------------
          Total shareholders' equity                            32,646             31,805
                                                             -----------------------------
            Total liabilities and shareholders' equity         $34,058            $32,667
                                                             -----------------------------
                                                             -----------------------------

See accompanying notes.

                          SPINE-TECH 1996 ANNUAL REPORT
12

                    STATEMENTS OF OPERATIONS SPINE-TECH, INC



                                                                        YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                         1996               1995            1994
-----------------------------------------------------------------------------------------------------------
Net sales                                                   $   10,153           $  7,517         $ 4,398
Cost of goods sold                                               2,849              2,488           1,330
                                                             ----------------------------------------------
     Gross profit                                                7,304              5,029           3,068

Operating expenses:
     Sales and marketing                                         5,387              1,563             962
     General and administrative                                  3,294              2,487           1,491
     Research and development                                    1,777              1,597           1,202
                                                             ----------------------------------------------
          Total operating expenses                              10,458              5,647           3,655

Other operating income:
     Exclusive distribution agreement fee                           --                 --              40
                                                             ----------------------------------------------
Operating loss                                                  (3,154)              (618)           (547)

Interest income                                                  1,223                896             168
                                                             ----------------------------------------------
(Loss) income before income taxes                               (1,931)               278            (379)
Income tax (benefit) expense                                     1,684)                10              --
                                                             ----------------------------------------------
Net (loss) income                                           $     (247)          $    268         $  (379)
                                                             ----------------------------------------------
                                                             ----------------------------------------------
Net (loss) income per share:
     Primary                                                $     (.02)          $    .04         $  (.18)
     Fully diluted                                          $     (.02)          $    .03         $  (.06)

Weighted average number of shares outstanding:
     Primary                                                 9,831,733          7,261,466       2,465,398
     Fully diluted                                           9,831,733          9,641,751       6,600,630

SEE ACCOMPANYING NOTES.

                SPINE-TECH, INC STATEMENT OF SHAREHOLDERS' EQUITY



                                                  CONVERTIBLE                                   ADDITIONAL   ACCUM-
                                                PREFERRED STOCK              COMMON STOCK       PAID-IN     ULATED
 (IN THOUSANDS)                                SHARES       AMOUNT        SHARES     AMOUNT     CAPITAL     DEFICIT        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                   2,757         $27          2,070       $21        $ 7,241     $(1,999)      $  5,290
  Exercise of stock option in
     April 1994                                   --          --             30        --             30          --             30
Value of stock options issued for
     research and development in
     process                                      --          --             --        --             42          --             42
  Net loss                                        --          --             --        --             --        (379)          (379)
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1994                   2,757          27          2,100        21          7,313      (2,378)         4,983
  Issuance of Common Stock for
     consulting services in January
     1995                                         --          --              8        --             27          --             27
  Value of stock options issued for
     consulting services in March 1995            --          --             --        --             24          --             24
  Exercise of stock options                       --          --             91         1            109          --            110
  Issuance of Common Stock, net of
     offering expense                             --          --          3,225        32         26,361          --         26,393
  Conversion of Preferred Stock in
     July 1995                                (2,757)        (27)         4,135        41            (14)         --             --
  Exercise of warrants in
     October 1995                                 --          --             94         1            204        (205)            --
  Net income                                      --          --             --        --             --         268            268
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1995                      --          --          9,653        96         34,024      (2,315)        31,805
  Shares purchased for Employee
     Stock Purchase Plan                          --          --              1        --             22          --             22
  Tax benefit of stock options                    --          --             --        --            471          --            471
  Exercise of stock options                       --          --            285         3            592          --            595
  Net loss                                        --          --             --        --             --        (247)          (247)
                                              --------------------------------------------------------------------------------------
Balance at December 31, 1996                      --         $--          9,939       $99        $35,109     $(2,562)       $32,646
                                              --------------------------------------------------------------------------------------
                                              --------------------------------------------------------------------------------------


See accompanying notes.

                          SPINE-TECH 1996 ANNUAL REPORT
14

                    STATEMENTS OF CASH FLOWS SPINE-TECH, INC


                                                                      YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                                                   1996               1995             1994
----------------------------------------------------------------------------------------------------------
Operating activities:
   Net income (loss)                                         $    (247)        $      268        $   (379)
   Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation                                                  215                103              72
     Common Stock and stock options issued for
         services provided                                          --                 51              42
     Deferred tax benefit                                       (1,684)                --              --
     Loss on sale of equipment                                      31                 --              --
     Changes in operating assets and liabilities:
       Accounts receivable                                      (1,194)            (1,254)           (292)
       Inventories                                              (5,160)              (906)           (567)
       Interest receivable                                           7               (228)             --
       Prepaid expenses                                            (88)                (4)            (51)
       Accounts payable and accrued expenses                       550                296             (99)
                                                               --------------------------------------------
         Net cash used in operating activities                  (7,570)            (1,674)         (1,274)

Investing activities:
   Purchases of property, plant and equipment                   (4,656)            (1,866)           (225)
   Purchase of investments                                     (41,320)           (22,211)         (3,161)
   Proceeds from sales and maturities of investments            53,482                 --              --
                                                               --------------------------------------------
         Net cash provided by (used in) investing activities     7,506            (24,077)         (3,386)

Financing activities:
   Proceeds from sale of Common Stock                               22             26,393              30
   Proceeds from exercise of stock options                         595                110              --
                                                               --------------------------------------------
         Net cash provided by financing activities                 617             26,503              30
                                                               --------------------------------------------
   Increase (decrease) in cash and cash equivalents                553                752          (4,630)
   Cash and cash equivalents at beginning of year                1,171                419           5,049
                                                               --------------------------------------------
   Cash and cash equivalents at end of year                  $   1,724          $   1,171        $    419
                                                               --------------------------------------------
                                                               --------------------------------------------

See accompanying notes.

                 SPINE-TECH, INC. NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS
     The Company designs, develops, manufactures and sells spinal implant devices and instruments which facilitate the minimally invasive surgical treatment of degenerative diseases. The Company's primary products, the BAK-Lumbar, BAK-Cervical and BAK-Thoracic Interbody Fusion Systems and the Cervi-Lok System are designed to surgically treat spinal instability which can cause chronic, disabling back pain. The Company has, or has licensed, several patents and is currently developing additional instruments and techniques for use in
spinal surgery.   In the United States and internationally, customers consist of hospitals and medical centers.

2. SUMMARY OF ACCOUNTING POLICIES
REVENUE RECOGNITION
     Revenue is recognized for domestic sales when implants or instruments are shipped to a hospital or medical center based upon a purchase order number generated by the hospital or medical center.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

CASH EQUIVALENTS
     The Company considers all highly liquid investments which are available immediately or upon a one-day notice to be cash equivalents. This includes all demand deposits, savings and money market accounts.

MARKETABLE SECURITIES
     Short-term investments include all purchased U.S. government obligations and corporate debt securities with maturities of less than one year. Investments with a remaining maturity of more than one year are classified as long-term investments. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity because the Company has the positive intent and ability to hold such securities to maturity. Investments are stated at amortized cost, which approximates market value. Interest on securities is included in interest income.

INVENTORIES
     Inventories are valued at the lower of cost, first-in, first-out (FIFO) method, or market. As a medical device company, inventories are maintained and costed by lot. Inventory cost elements consist of:
     RAW MATERIALS - primarily packaging and labeling materials for implants WORK-IN-PROCESS - outside manufacturing costs for implants and instruments which have not been released into finished goods
     FINISHED GOODS-IMPLANTS - outside manufacturing costs, packaging materials and sterilization costs
FINISHED GOODS-INSTRUMENTS - outside manufacturing costs

PROPERTY AND EQUIPMENT
     Property and equipment is stated at cost. Depreciation and amortization expense is recognized on the straight-line basis over lives ranging from 5-20 years.

                          SPINE-TECH 1996 ANNUAL REPORT
16

INCOME TAXES
     The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities.

NET INCOME (LOSS) PER COMMON SHARE
     Income (loss) per common share for the years ended December 31, 1996, 1995 and 1994 is computed using the weighted average number of shares of Common Stock and Common Stock equivalents, if dilutive, outstanding during the periods presented. Additionally, for 1994 and for the first quarter of 1995, pursuant to the rules of the Securities and Exchange Commission, Common Stock issued by the Company at prices less than the initial public offering price during the 12 months immediately preceding the initial public offering, plus stock options granted at exercise prices less than the initial public offering price during the same period, have been included in the calculation of shares used in the calculation of net income (loss) per share as if they were outstanding for all periods prior to the initial public offering. The fully diluted loss per share is presented using the "if converted" method and reflects the impact of the conversion of the Preferred Stock to Common Stock at the beginning of the earliest period presented or at the date of issuance, if later.

STOCK-BASED COMPENSATION
     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its plans. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

IMPAIRMENT OF LONG-LIVED ASSETS
     The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

RECLASSIFICATION
     Certain prior year items have been reclassified to conform with the 1996 presentation.

3. INVESTMENTS
     The amortized cost and estimated market value of investments are as follows:


                                                                GROSS          GROSS         ESTIMATED
                                        AMORTIZED             UNREALIZED    UNREALIZED       MARKET
                                           COST                 GAINS          LOSSES        VALUE
----------------------------------------------------------------------------------------------------
As of December 31, 1996:
  U.S. government obligations         $  3,525,974           $   7,691        $    --   $  3,533,665
  Corporate debt securities              6,022,928                  --         66,288      5,956,640
  Commercial paper                       3,660,794              15,059             --      3,675,853
                                     ----------------------------------------------------------------
                                       $13,209,696           $  22,750        $66,288    $13,166,158
                                     ----------------------------------------------------------------
                                     ----------------------------------------------------------------
As of December 31, 1995:
  U.S. government obligations         $  4,000,110           $      --        $   149   $  3,999,961
  Corporate debt securities              6,102,249                  --         22,163      6,080,086
  Commercial paper                      15,269,432             142,661             --     15,412,093
                                     ---------------------------------------------------------------
                                       $25,371,791            $142,661        $22,312    $25,492,140
                                     ---------------------------------------------------------------
                                     ---------------------------------------------------------------

                      NOTES TO FINANCIAL STATEMENTS CONT'D

     The amortized cost and estimated fair market value of investments at December 31st by contractual maturity are shown below.


                                                    1996                               1995
                                     ----------------------------------------------------------------------
                                                             ESTIMATED                           ESTIMATED
                                       AMORTIZED              MARKET        AMORTIZED            MARKET
                                           COST                VALUE          COST                VALUE
----------------------------------------------------------------------------------------------------------
Due in one year or less               $  9,674,222        $  9,645,727    $22,416,043         $22,545,909
Due after one year through two years     3,535,474           3,520,431      2,955,748           2,946,231
                                      --------------------------------------------------------------------
                                       $13,209,696         $13,166,158    $25,371,791         $25,492,140
                                      --------------------------------------------------------------------
                                      --------------------------------------------------------------------

4. INVENTORIES
     Inventories consist of the following:

                                                      DECEMBER 31,
                                                 1996                1995
---------------------------------------------------------------------------
Raw materials                               $    38,653         $    18,423
Work-in-process                               1,285,133             213,202
Finished goods                                5,657,986           1,589,934
                                           ---------------------------------
                                             $6,981,772          $1,821,559
                                           ---------------------------------

     At December 31, 1996, finished goods were comprised of $4,184,117 of final product implants and instruments, $1,233,117 of consigned implants and instruments, and $240,752 of instruments used in the training facility.

5. LINE OF CREDIT
     The Company has a line of credit arrangement that allows it to borrow up to $500,000. Any borrowings under this agreement bear interest at the prime rate plus 1 1/2 percent. Borrowings under the facility are limited to 75 percent of eligible domestic accounts receivable. The agreement contains certain financial and operational covenants. At December 31, 1996, the Company had no outstanding balance on the line of credit.

6. SHAREHOLDERS' EQUITY
     On April 7, 1995, the Board of Directors increased the authorized shares of Common Stock from 10,000,000 to 15,000,000 and approved a 3-for-2 stock split of the Common Stock to be effected in the form of a stock dividend, payable to shareholders of record as of April 21, 1995. Accordingly, all share, per share, weighted average share, and stock option information has been restated to reflect the split.
     The Company completed an initial public offering of Common Stock in 1995 in which it sold 3,225,000 shares of Common Stock, resulting in net proceeds to the Company of $26,391,000.
     At the time of the initial public offering, all outstanding Convertible Preferred Stock was converted into 4,135,232 shares of Common Stock on a one-for-one and one-half share basis.
     In connection with the sale of series of Convertible Preferred Stock in 1992, the Company issued warrants to purchase 71,067 shares of Series B Convertible Preferred Stock at $3.25 per share. The warrants were exercised in a cashless transaction in October 1995.

SHAREHOLDER RIGHTS PLAN
     In 1996, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right (the "Right") for each outstanding share of Common Stock. Under certain circumstances, a Right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $150. The rights become exercisable if a person or group acquires 20 percent or more of the


                       SPINE-TECH 1996 ANNUAL REPORT

Company's outstanding Common Stock, subject to certain exceptions, or announces an offer which would result in such person or group acquiring 20 percent or more of the Company's outstanding Common Stock. If a person or group acquires 20 percent or more of the Company's outstanding Common Stock, subject to certain exceptions, each right will entitle its holder to buy Common Stock of the Company having a market value of twice the exercise price of the Right. The Rights expire in 2006 and may be redeemed by the Company for $.01 per Right at any timebefore, or, in certain circumstances, within 20 days (subject to extension) following, the announcement that a person has acquired 20 percent or more of the Company's outstanding Common Stock. Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder of the Company.
     In connection with the adoption of the Shareholder Rights Plan, the Company authorized 300,000 shares of Series A Junior Participating Preferred Stock (the "Preferred Stock"). Holders of the Preferred Stock are entitled to quarterly dividends in the amount of $1.00 or one hundred times the aggregate per share amount of dividends paid to Common Stock shareholders, whichever is greater. Each Preferred Stock share is entitled to one hundred votes on all matters submitted to a vote of the shareholders of the Company. The Preferred Stock has liquidation preference over the Company's Common Stock. The liquidation rate on the Preferred Stock is the greater of $100 per share or an amount one hundred times greater than the amount distributed to the Common Stock shareholders.


7. STOCK PURCHASE AND OPTION PLANS
STOCK PURCHASE PLAN
     The Company has an employee stock purchase plan under which the sale of 500,000 shares of its Common Stock has been authorized. The purchase price of the shares under the plan is the lesser of 85 percent of the fair market value on the first or last day of the offering period. Offering periods are three months each. Employees may designate up to 10 percent of their compensation for the purchase of stock.

STOCK OPTION PLANS
     Under the Company's stock option plans, the Company may grant employees, Directors and consultants options to purchase Common Stock of the Company. Such options are generally granted at the fair market value on date of grant and vest over four years.
     The Company also has options outstanding to Smith & Nephew Richards Inc. ("Smith & Nephew"), pursuant to certain preemptive rights, to purchase an aggregate of 51,788 shares of Common Stock at exercise prices of $3.27 to $9.00 per share. These options were valued at the fair market value of the stock on the date of grant and generally vest over a four-year period.
     The following table summarizes the options to purchase shares of the Company's stock option plans:

                      NOTES TO FINANCIAL STATEMENTS CONT'D

                                                                                                   WEIGHTED
                                          SHARES                                NON-PLAN             AVERAGE
                                         AVAILABLE         OPTIONS              OPTIONS          EXERCISE PRICE
                                         FOR GRANT       OUTSTANDING           OUTSTANDING         PER SHARE
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                89,250        1,253,250                     --           $  1.20
    Shares reserved                        645,000               --                     --                --
    Granted                               (601,950)         601,950                 38,981              3.28
    Became exercisable                          --               --                     --                --
    Exercised                                   --          (30,000)                    --              1.00
    Canceled                                45,000          (45,000)                    --              1.00
                                       ----------------------------------------------------
Balance at December 31, 1994               177,300        1,780,200                 38,981              1.90
    Granted                               (173,950)         173,950                 12,807             10.42
    Became exercisable                          --               --                     --
    Exercised                                   --          (91,000)                    --              1.21
    Canceled                                55,750          (55,750)                    --              5.00
                                       ---------------------------------------------------
Balance at December 31, 1995                59,100        1,807,400                51,7880              2.65
    Shares reserved                        500,000               --                     --                --
    Granted                               (558,200)         558,200                     --             24.08
    Became exercisable                          --               --                     --                --
    Exercised                                   --         (284,875)                    --              2.09
    Canceled                                30,400          (30,400)                    --             12.50
                                        --------------------------------------------------
Balance at December 31, 1996                31,300        2,050,325                 51,788           $  8.41
                                        --------------------------------------------------
                                        --------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996:

                                       OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
                           ----------------------------------------------------------------------------------------------------
      RANGE OF                  NUMBER            WEIGHTED AVERAGE        WEIGHTED           NUMBER                WEIGHTED
      EXERCISE               OUTSTANDING AT          REMAINING           AVERAGE          EXERCISABLE AT             AVERAGE
       PRICES               DECEMBER 31, 1996     CONTRACTUAL LIFE        PRICE           DECEMBER 31, 1996      EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------------------
$   .34   to   1.67              738,250              5 years            $  0.96                738,250           $    .96
   2.17   to   3.67              672,425              7 years               3.10                401,750               3.01
   9.00   to  15.00               52,250              9 years             11.42                  17,750              10.78
  15.25   to  22.50              230,450            9.5 years              20.94                 23,337              18.93
  22.75   to  30.00              356,950             10 years              25.38                  2,084              26.50
                              -----------                                -----------------------------------------------------
                               2,050,325                                 $  8.41              1,183,171            $  2.20
                              -----------                                ------------------------------------------------------
                              -----------                                ------------------------------------------------------

     The weighted-average fair value of options granted during the years ended December 31, 1996 and 1995 were $13.33 and $5.20, respectively.

PRO FORMA DISCLOSURES
     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk free interest rates of 5 1/2 percent; dividend yield of 0 percent; volatility factors of the expected market price of the Company's stock of .582 and .517; and a weighted-average expected life of the option of five years.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models

                          SPINE-TECH 1996 ANNUAL REPORT
require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                        DECEMBER 31,
                                                    1996           1995
------------------------------------------------------------------------
Pro forma net (loss) income
     (in thousands)                               $(866)           $204
Pro forma (loss) income per share:
     Primary                                       (.09)            .03
     Fully diluted                                 (.09)            .02


     NOTE: THE PRO FORMA EFFECT ON NET INCOME FOR 1996 AND 1995 IS NOT REPRESENTATIVE OF THE PRO FORMA EFFECT ON NET INCOME IN FUTURE YEARS BECAUSE IT DOES NOT TAKE INTO CONSIDERATION PRO FORMA COMPENSATION EXPENSE RELATED TO GRANTS MADE PRIOR TO 1995.

8. LEASES
     The Company leased its administrative facilities under an operating lease through December 1995 and furniture and fixtures under operating leases through June 1996. Total rent expense was $46,143, $80,006 and $80,791 in 1996, 1995 and
1994, respectively.

9. INCOME TAXES
     The Company has operating loss carryforwards for income tax purposes expiring at various times through 2011 of approximately $2,872,000 at December 31, 1996, which can be used to offset future earnings.
     Until the fourth quarter of 1996, there was substantial doubt that the Company would be able to realize the benefits of its net deferred tax assets. In recognition of this doubt, the Company had provided a full valuation allowance for the net deferred tax assets. In September 1996, the Company obtained FDA approval of its BAK Interbody Fusion System, which caused the Company to consider the realization of the net deferred tax assets to be more likely than not. As a result, in the fourth quarter of 1996, the Company reversed the valuation allowance and recorded an income tax benefit of $1,684,000 or $.17 per share.
     Components of deferred tax assets and
liabilities are as follows:


                                                                   DECEMBER 31,
                                                           1996                     1995
--------------------------------------------------------------------------------------------
Deferred tax assets:
    Net operating loss
      carryforwards                                    $1,106,000               $  608,000
    Tax benefit of stock options                          471,000                       --
    Inventory capitalization
      and reserves                                        387,000                  224,000
    Research and development
      credits                                             194,000                  159,000
    Other                                                  36,000                   10,000
--------------------------------------------------------------------------------------------
      Total deferred tax assets                         2,194,000                1,001,000

Deferred tax liabilities:
    Depreciation and amortization                         (39,000)                 (29,000)
-------------------------------------------------------------------------------------------
Net deferred tax assets                                 2,155,000                  972,000
Valuation allowance                                            --                 (972,000)
-------------------------------------------------------------------------------------------
    Total deferred tax assets                          $2,155,000           $           --
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

    Income tax expense consists of:


                                                           1996                      1995                1994
------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                       $            --            $          --           $       --
    State                                                      --                       --                   --
    Alternative
      minimum tax                                              --                   10,000                   --

Deferred:
    Federal                                              (629,000)                      --                   --
    State                                                 (83,000)                      --                   --
    Change in valu-
       ation allowance                                   (972,000)                      --                   --
                                                 ---------------------------------------------------------------
                                                      $(1,684,000)                 $10,000            $      --
                                                  --------------------------------------------------------------

                                       21

                     NOTES TO FINANCIAL STATEMENTS CONT'D


     Reconciliation of the statutory federal income tax rate to the Company's effective tax rate follows:
                                        1996            1995           1994
----------------------------------------------------------------------------
Tax at statutory rate                    34.0%          34.0%          34.0%
State income taxes                        4.5            6.5            6.5
Alternative minimum tax                    --            1.0             --
Impact of net operating
   loss carryforward                    (38.5)         (39.5)         (40.5)
Change in valuation
   allowance                            (87.2)            --             --
                                   ------------------------------------------
                                        (87.2)%          2.0%            --
                                   ------------------------------------------
                                   ------------------------------------------

10. DISTRIBUTION AGREEMENT
   In September 1993, the Company entered into an exclusive distribution agreement for the Spine-Tech BAK Lumbar Interbody Fusion System with Smith & Nephew for which the Company received a non-refundable fee of $1,000,000. The agreement grants Smith & Nephew sales exclusivity for the BAK-Lumbar product in all countries in the world other than the United States. Included in accounts receivable at December 31, 1996 and 1995 is $26,560 and $1,314,700, respectively, reflecting purchases of BAK Systems by Smith & Nephew. The agreement was terminated in February 1996 as certain minimum annual purchase requirements were not met.

11. LICENSE AGREEMENTS
   During 1992, the Company entered into a license agreement with Dr. Gary Michelson and an affiliated company, Karlin Technology, Inc. ("Karlin"), as the owners of certain patents and patent applications relating to threaded cylindrical spinal implants (the "Karlin Technology"), the technology which is the basis of the Company's BAK system. Pursuant to the license agreement, the Company has a co-exclusive worldwide license during the life of the patent to make, use or sell products covered by the Karlin Technology.
   During 1994, the Company entered into license agreements relating to the development of the BAK/C system, the Cervi-Lok System, and a set of minimally invasive hand-held dissectomy techniques and instruments. In connection with these license agreements, the Company granted options to purchase 90,000 shares of the Company's Common Stock at prices of $2.67 to $3.27 per share. In addition, the Company will pay royalties under some of these agreements based upon a percentage of net sales under these agreements. The Company determined the value of the technology associated with these license agreements to be $42,500 and expensed the entire amount as research and development in-process during 1994.

12. SIGNIFICANT CUSTOMERS
   Sales to Smith & Nephew, consisting entirely of export sales, accounted for $354,302, $4,670,595 and $1,813,000 or 3 percent, 61 percent and 41 percent of net sales for the years ended December 31, 1996, 1995 and 1994, respectively. In 1994, the Company had sales to a domestic customer which accounted for $474,000, or 11 percent of net sales.

13. LEGAL PROCEEDINGS
   In 1994, the Company was served with a lawsuit related to its license of the Karlin Technology. The suit alleged various causes of action concerning Dr. Michelson's and Karlin's (the plaintiffs) right to co-license the Karlin Technology to a third party, including tortious interference with prospective and contractual business relationships, unfair competition and breach of contract, and requested various types of relief, including money damages, injunctive relief and declaratory judgment. In February 1996, a final judgment was entered in favor of the Company regarding the lawsuit related to this license. The plaintiffs have appealed the decision.

                          SPINE-TECH 1996 ANNUAL REPORT

   In June 1995, the Company received a purported notice of termination of the license agreement with respect to the Karlin Technology. The Company has commenced non-binding arbitration against the plaintiffs concerning the termination of the license agreement. The plaintiffs have taken the position in the arbitration that they do not intend to seek to enforce the purported termination; however, they have also contended that they may in the future terminate the license agreement if the royalty reports are determined to have been inadequate.
   In February 1996, the Company filed a lawsuit which seeks a declaratory judgment concerning the respective rights of the Company and the plaintiffs on a patent issued to the Company in 1996. Procedural hearings and discovery continue in this case.
   In August 1996, the plaintiffs commenced non-binding arbitration to seek purported unpaid royalties and damages for failure to give Dr. Michelson credit as the inventor for certain surgical methods used or claimed to be invented by the Company.
Arbitration is pending and no hearing date has been set.
   In December 1996, the plaintiffs served the Company with an additional lawsuit related to the 1996 patent and license agreement referred to above. The suit alleges that Dr. Michelson is the inventor of the Company patent and requests various types of relief including money damages, punitive damages and declaratory judgment. The Company has not yet responded to the Complaint and expects to vigorously contest the action both on procedural and substantive grounds.
   It is not possible at this time to estimate the loss, if any, the Company will incur with regards to the legal proceedings, and thus the Company has not established a reserve for the outcome of the proceedings.


AUDITOR'S REPORT

REPORT OF INDEPENDENT AUDITORS
To the Shareholders
Spine-Tech, Inc.

   We have audited the accompanying balance sheets of Spine-Tech, Inc. as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spine-Tech, Inc. at December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                           /s/ Ernst & Young LLP
Minneapolis, Minnesota
February 7, 1997

CORPORATE INFORMATION

EXECUTIVE OFFICERS
DAVID W. STASSEN
Chief Executive Officer and President

KEITH M. EASTMAN
Chief Financial Officer and Secretary

RICHARD C. JANSEN
Vice President, Regulatory and Clinical Affairs

DOUGLAS W. KOHRS
Vice President, Research and Product
Development

TED K. SCHWARZROCK
Vice President, Sales and Marketing

DAVID L. SHAW
Vice President, Manufacturing Operations

DIRECTORS
KENNETH W. ANSTEY
President and Chief Executive Officer
Bio-field Corporation
(medical technology company)

ROBERT J. DEPASQUA(1, 2)
Private Investor

STEPHEN D. KUSLICH, M.D.
Orthopaedic Surgeon
Medical Director of the Company

JAMES F. LYONS(1, 2)
Chairman of the Board of Directors
Biovascular, Inc.
(medical technology company)

DAVID W. Stassen
Chief Executive Officer and President

1 Member of the Compensation Committee
2 Member of the Audit Committee


SHAREHOLDER INFORMATION

STOCK LISTING
The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: SPYN.

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
Stock Transfer Department
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075-0738

FORM 10-K
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available free of charge by writing to Keith M. Eastman at the Company (see Investor Inquiries).

ANNUAL MEETING
The annual meeting of Spine-Tech shareholders will be held May 8, 1997, at 3:30 p.m. at Minneapolis
Marriot Southwest, 5801 Opus Parkway, Minnetonka, Minnesota 55343. All shareholders and other interested parties are invited to attend.

INVESTOR INQUIRIES
Please direct all inquiries to: Keith M. Eastman, Chief Financial Officer, Spine-Tech, Inc., 7375 Bush Lake Road, Minneapolis, Minnesota 55439-2029.
Phone: (612) 832-5600

STOCK INFORMATION
High and low quarterly closing prices for Spine-Tech, Inc., Common Stock as quoted on the Nasdaq Stock Market were:

                                        1996                      1995
                                 High          Low         High           Low
------------------------------------------------------------------------------
First Quarter                    $27 3/8      $21   1/4    $--       $ --
Second Quarter                   $34          $23   3/4    $11       $  9
Third Quarter                    $28 3/8      $18 11/16    $16 7/8   $  9 7/8
Fourth Quarter                   $28 3/4      $23          $23 1/4   $ 15

   Public trading of the Company's Common Stock commenced June 23, 1995, the effective date of the initial public offering.
   There were 238 common shareholders of record as of December 31, 1996. The Company has not paid any stock dividends on its Common Stock since its inception, and management does not anticipate paying cash dividends in the foreseeable future.

                          SPINE-TECH 1996 ANNUAL REPORT

24